DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel:  (212) 557-7200

January 28, 2014

Ms. Amanda Ravitz

Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:

Blue Earth
Registration Statement on Form S-1
Last Filed January 27, 2014
File No.:  333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), the Company has filed Amendment No. 3 to its Registration Statement on Form S-1 on this date.

The Company and its advisors had not revised the filing to reflect that effective January 1, 2014, between the time of filing of Amendment No. 1 and Amendment No. 2, four (4) new directors had joined the Company’s Board of Directors.  The Management section of the prospectus, as well as other references,  have been updated to reflect this information.  In addition, Exhibit No. 10.52, the employment agreement of Ray Lundberg, has been filed as an exhibit.  As noted in Exhibits A, B and C, Confidential Treatment has been requested by the Company under separate cover to the Staff.  As per my conversation today with Tom Jones, we will refile for confidential treatment under Rule 406.

If you have any questions, please do not hesitate to call the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By: /s/ Elliot H. Lutzker

Elliot H. Lutzker

EHL:afb

Cc:

Mr. Johnny R. Thomas

Mr. Tom Jones